

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

November 9, 2009

Patricia L. Moss
President and Chief Executive Officer
Cascade Bancorp
1100 NW Wall Street
Bend, OR 97701

>**Re: Cascade Bancorp**
>**Preliminary Proxy Statement on Schedule 14A**
>**Filed October 29, 2009**
>**File No. 000-23322**

Dear Ms. Moss:

We have reviewed your response letter dated November 6, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Preliminary Proxy Statement on Schedule 14A

Background and Purpose of Proposals 1 and 2, page 8

1.   We note the representation that the TPS exchange will have no effect on the bank's capital. We also note the disclosure on page 13 of the Form 10-Q for the fiscal quarter ended September 30, 2009 that, as of September 30, 2009, the TPS qualified as Tier 1 and Tier 2 capital in the amounts of $30.5 million and $36 million, respectively. Please revise the disclosure in the preliminary proxy statement to explain why the exchange will not impact the bank's capital (e.g., whether the gain on the extinguishment of the liability offsets the reduction in TPS, etc.).

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: David R. Wilson, Davis Wright Tremaine LLP